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                                                                    EXHIBIT 12.2

         COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES
                        (Including Interest on Deposits)


         The Corporation's ratios of earnings to fixed charges (including interest on deposits) for the periods indicated were as follows:


                                                                     Year Ended December 31,
                                            -------------------------------------------------------------------------
                                               1996            1995            1994            1993            1992
                                            ---------       ---------       ---------       ---------       ---------
                                                                     (Dollars in Thousands)
Net income (loss) ...................       $  52,480       $  44,486       $  34,048       $  22,511       $  (5,782)

Extraordinary items, net of tax .....               0               0               0               0               0

Cumulative effect of changes in
  accounting principles, net of tax..               0               0               0               0           1,100

Income tax expense (benefit) ........          27,568          23,375          13,662             799           1,510
                                            ---------       ---------       ---------       ---------       ---------
  Pretax earnings (loss) ............       $  80,048       $  67,861       $  47,710       $  23,310       $  (5,372)
                                            =========       =========       =========       =========       =========
Fixed charges:
Portion of rental expense which
approximates the interest factor ....       $   1,507       $   1,224       $   1,240       $   1,121       $   1,036

Interest on deposits ................         120,443         108,209          87,920          96,793         132,842

Interest on borrowed funds ..........          30,156          26,686          20,082          15,512          17,616
                                            ---------       ---------       ---------       ---------       ---------
  Total fixed charges ...............       $ 152,106       $ 136,119       $ 109,242       $ 113,426       $ 151,494
                                            =========       =========       =========       =========       =========
Earnings (for ratio calculation) ....       $ 232,154       $ 203,980       $ 156,952       $ 136,736       $ 146,122
                                            =========       =========       =========       =========       =========
Ratio of earnings to fixed charges..             1.53            1.50            1.44            1.21            0.96
                                            =========       =========       =========       =========       =========




         For purposes of computing the consolidated ratio of earnings to fixed charges, "earnings" represent income (loss) before extraordinary items and cumulative effect of a change in accounting principle plus applicable income taxes and fixed charges. "Fixed charges" include gross interest expense (including interest on deposits) and the proportion deemed representative of the interest factor of rent expense. For the year ended December 31, 1992, earnings were insufficient to cover fixed charges by $5.4 million.